Invest in Univoice

Technology Entertainment Software Music B2C

1st mobile app that teaches languages through music; no singing skills required!

UNIVOICE.APP AUSTIN TEXAS


UNIVOICE



With 20+ years expertise in both language learning + music, I'm presently learning my 5th language and continuing to perform piano + vocals at every opportunity. I'm blending my passion with my Fortune 50 management experience, to fulfill my life purpose of energizing the language-learning process in a way that's equally entertaining + educational.

Sami Halabi Founder | CEO @ Univoice

Why you may want to invest in us...

1. Core team has 30 yrs in startup experience; early stage employees at 3 startups acquired for ~$1B
2. We've raised $335,000 from 7 angel investors nationwide
3. We're disrupting the $12B online language learning market with scientifically-backed method of music
4. We have exec advisors from Babbel (highest-grossing language app), Spotify, and Pandora on the team
5. Version #1 of our product has drawn avg. time / device / day of 6 minutes (industry avg. = 5 mins)
6. Rated 4.6/5 on Apple Store & 4.7/5 on Play Store
7. We have been nominated for the "Top 50 Tech Innovators & Influencers" award at InterCon 2020
8. Online education & gaming are amongst 'Most Thriving' industries post-COVID

Why investors ❤ us

WE'VE RAISED $554,677 SINCE OUR FOUNDING



As former Head of Engineering at Babbel, I understand firsthand why the majority of language learning apps center on traditional teaching methods. It's far easier to implement flashcards, practice sentences and exercises. Either through outsourcing or in-house management, these language companies leverage huge didactics teams to bring such traditional classroom methods to mobile; contemporary, but not particularly innovative. As a person who speaks 4 languages and is working on his 5th, I know from experience that learning languages through music has a huge impact on the learning curve. It's engaging, enjoyable and incredibly natural. I believe that Univoice is a truly disruptive

... *read more*

Ievgen Bondariev

LEAD INVESTOR | INVESTING $10,500 THIS ROUND



I like the concept; Sami reached out on LinkedIn.

Michael Riepen

Extensive investment background in stocks and bonds. Financial Institution career. MBA with a dual concentration in Finance as well as Investment Management.



I really like the Ed Tech space!!! I couldn't decide between Charlala and Univoice so I split my investment between the two of you. You both are solving a real problem each in a unique way. Gr8 job!!!

Kevin Brown

Enjoy providing micro investments in a diverse set of small businesses that are trying to grow their businesses.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sami Halabi

Founder | CEO

Corporate: Contributed to unprecedented 58% annual growth in Fortune 50 demand marketing organization (from $190M → $301M) | Startup: Launched my company during SXSW, the largest music festival in the world, at Louis Black (the Founder's) home



Bryan Riester

Head of Product & Operations

Education through gaming development work can be found in middle schools throughout the U.S. | 12+ years in software development & full-stack team management.



Greg Nicholson

Head of User Acquisition

NYT Bestselling Author. Helped scale 3 startups from early stage to acquisitions totaling ~$1B (including sale to Microsoft for $300M) | 20+ years in digital marketing and user acquisition experience.

In the news

Downloads

- [Executive Summary]
- [Abridged Business Plan]
- [Product Development Roadmap]
- [[Sample] Social Video Ad]
- [[Sample] Social Graphics Ad]
- [Pitch Deck Extended .pdf]

The Story of Univoice

Though we established the company in 2018, the idea of Univoice has been in my mind and on my heart for decades on end.

From age 6 to 26

Ever since I could crawl, I've been woefully obsessed with 2 things: music & languages. Growing up in a trilingual household (speaking Arabic at home, French at school, & English in society), I was raised with a deep fascination for language and culture. Starting at the age of 6, I began playing piano & singing.

Fast-forward 20 years. Today, I speak 5 languages (aiming for 7 by age 30), and produce / perform music any chance I get.



Learn With Music, Change Your Life
from Sami Halabi
01:17
vimeo

Learning German through music

By the time I began self-teaching German in high school, I had become disillusioned by the language platforms out there. Every tool was either too academic, impractical in its teachings, repetitive, or didn't stick. Until, one day, I stumbled across a German music playlist. Once I started listening, I couldn't stop. I began picking up vocabulary quickly, tracking grammatical patterns, and couldn't get the songs out of my head. I became conversational in 3 months' time.

Teaching languages through music... gone viral

I started teaching languages the same way I had learned German: through music. After amassing 12 language students from ages 8 to 38 who had raved about my 'learn through music' method, I created an Instagram channel to extend my impact to the masses! Starting a video series, in which I'd write original grammar jingles to familiar Disney tracks, launched my content to virality: 10,000+ views and 150+ comments per post.

Here's a sample video that drew high engagement:


11.6k
112

The 4 German Cases are "Part of Your World"

From passion project to scaling startup

Call it chance, call it destiny. In July of 2018, I attended a networking event, during which a venture partner from the Mercury VC Fund approached me. After a series of questions on my background, we landed at my side hustle of teaching languages.

> *"Why would I hire you as a language teacher?" he asked; "There are millions worldwide."*

> *"Well, my students from ages 8 to 38, love learning through music."*

> *"Through music? Languages through music... Have you thought of turning that into a business?"*

Well, your mind can fill in the rest. One question & realization after another, a company was born. Incorporated in September of 2018, soft launched March of 2019 in Austin, TX, at Louis Black's home - co-founder of the world's largest music festival: SXSW.

Here at Univoice, we've built the 1st mobile app in market that teaches languages exclusively through music. We run on a subscription-based model, in which users have to pay a monthly, weekly, quarterly, or biannual fee to access all featured songs & languages.

In a little over one year of operations, from March 2019 through present day, our team has achieved quite a lot. Milestones include:

- Raised 60% of our pre-seed round through 7 angel investors

- In active partnerships with Google, Nvidia, Lyric Find, and Sony (pending)

- 2500 downloads | 700-750 monthly active users | 3,400 monthly sessions | 6.4 mins avg. time per device per day | all achieved organically, with $0 marketing spend to date

- Over 20 news mentions including CNN coverage of our U.S.-Mexico cross-border concert & MarketWatch announcing a major music licensing deal: https://on.mktw.net/2AalMgd

On behalf of all of us here at Univoice, thank you for reading through and joining us on our journey. Drop by below and say hello to the Dream Team that's made this all possible!

Rock on \m/


How It Works (Overview)
1
Select your target language
2
Choose your music genre
3
Scroll & select your song
4
Follow along translations in your language
5
Sing with artist, get immediate feedback

A 5 Step Guide to Learning With Univoice

HOW WE MAKE MONEY


Freemium
Free of charge
30 minutes / month
Up to 2 languages
1 Week
$2.99 per week
Unlimited access
Unlimited languages
1 Month
$8.99 per month
Unlimited access
Unlimited languages
3 Months
$17.99 total
6 Months
$35.99 total

Our Subscription Business Model



SAMI HALABI

CEO | Founder

A lifelong language learner, Sami has attained fluency in Arabic, German, Spanish, English, and is working on his 5th language, Italian. Having used nearly every language learning tool in the market, Sami has incorporated his 20+ years of industry expertise throughout the product development process, to create a world-class language learning platform that is as entertaining as it is educational. Professionally, Sami has managed multiple teams across Fortune 100 & startup organizations. Incorporating his extensive experience in the Marketing, Sales, and Operations functions, he has a history in building out, hiring for, & managing nimble and highly productive teams.

BRYAN RIESTER

Head of Product & Operations

Bryan is a startup veteran and software developer of 12+ years, with a focus on streaming media. As a developer, he has an aptitude for building gaming / education apps. His past work in education through gaming can be found in middle schools, helping kids learn creative writing. Bryan has been a guest instructor at universities and meetups alike, teaching engineers to construct blockchains from scratch. His

GREG NICHOLSON

Head of User Acquisition

Greg's 20 year career has made him a tech startup veteran, working with numerous startups, including 3 he helped grow from launch to acquisitions, totaling nearly $1 billion as of 2019. He's also worked with Fortune 100 companies such as Microsoft and Oracle. In 2017, he founded an online marketing company called Elevate Business and coauthored a #1 Amazon bestselling book, "Brilliant Breakthroughs for the Small Business Owner" which was #1 in Entrepreneurship and Small Business. Greg is also a music producer who speaks Japanese and has produced songs for some of Japan's top recording artists.

The Dream Team

Investor Q&A

– COLLAPSE ALL

What does your company do?

Univoice helps you learn a new language through music – no singing skills required! Unlike traditional language apps that teach you 'classroom' speak, Univoice teaches you to speak a new language as it's spoken in the real world - including informal and slang speech. Simply select the language / genre of music you're in the mood for, and start singing along with the artist. As you sing or speak, you will receive instant, color-coded feedback, graded on pronunciation alone (not pitch or tone).

Where will your company be in 5 years?

In 5 years, we are projected to: (1) exceed $33M in annual revenue, (2) have acquired 2-3 niche language learning apps to transition from a 'learn through song' to 'learn through media' platform, (3) penetrate the enterprise and education (K-12) markets, with a unique offering made for corporate or classroom learners, (4) entertain incoming offers to purchase the company (considering that the right buyer comes along, who will successfully and proudly carry forward the Univoice mission)

Why did you choose this idea?

With 20+ years expertise in both language learning + music, I'm presently learning my 5th language and continuing to perform piano + vocals at every opportunity. I'm blending my passion with my Fortune 50 management experience, to fulfill my life purpose of energizing the language-learning process in a way that's equally entertaining + educational.

What is your startup's next major milestone and how are you tracking towards it?

Our next milestone is our app hard launch (projected final quarter of 2020), where we'll be executing on our 6-phased marketing plan: (1) content marketing (2) digital advertising (3) organic influencer marketing (4) paid influencer marketing (5) affiliate marketing (6) app store optimization. We have invested over $100,000 and 14 months into pre-launch planning, through which we've: created 36 pieces of promotional content; compelling collateral that will maximize efficacy & conversion rates of our influencer campaigns; shortlists of right-fit affiliates in the culture, language, and travel spaces; matrices of Apple & Google keywords that will notably improve our organic discoverability in the app store & creative / copy improvement on our app store landing page that will increase conversion rates.

Another smaller, yet equally significant, milestone is acquisition of more popular music. 2 noteworthy strides towards this goal post: (1) we are in the final rounds of a 14-month negotiation cycle with a Top 50 record label, featuring an attractive catalogue with Frank Sinatra, James Taylor, Isaac Hayes, and The Sound of Music soundtrack | (2) we are in conversations with Sony Music's Global Business Development team regarding a custom catalogue agreement, which would afford us access to Billboard tracks and global hits across our supported languages. Expanding the popularity of our song library will greatly improve our user acquisition and retention efforts.

What are your key competitive advantages?

1) We are the only language app in market utilizing music as our core method - which is scientifically proven to be the most effective learning method for long term retention and information recall

2) We are the first to teach slang, idiomatic, and colloquial speech, in addition to proper "textbook" language

3) Our pronunciation accuracy assessment is phonetic based (grading your pronunciation syllable by syllable), while many solutions - even market leaders - do a tonal assessment, which is far less accurate

4) Our app is naturally 'language agnostic'; meaning, if you are a speaker of any of our supported languages, you can learn any of our other supported languages - while other apps must custom create Spanish for French speakers, German for English speakers, Italian for German speakers, etc.

What are your current & future streams of revenue?

Our primary stream is subscription revenue; upon experiencing our 30 min / monthly freemium, users are prompted to purchase a weekly ($2.99), monthly ($8.99), quarterly ($17.99), or biannual ($35.99) subscription.

Our secondary stream will be marketing revenue, in which we will target our free user base through brand-aligned, non-intrusive forms of in-app advertising.

Future state: our tertiary stream will come from licensing out proprietary software currently in production - the first such tool is a content management system for managing transcription, translation, and synchronization of audio files. A second tool we are planning to build is a song-to-text algorithm that will greatly reduce the operational expense of manual transcription & synchronization.

Financials

Univoice has financial statements ending December 31 2019. Our cash in hand is $30,000, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $12,500/month.

At a Glance

January 1 to December 31


$$$$

$43
Revenue



-$439,019
Net Loss


IOU!

$33,590 +21X
Short Term Debt



$47,500
Raised in 2019



$30,000
Cash on Hand
As of 05/23/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Univoice helps you learn a new language through music – no singing skills required! Unlike traditional language apps that teach you 'classroom' speak, Univoice teaches you to speak a new language as it's spoken in the real world - including informal and slang speech. Simply select the language / genre of music you're in the mood for, and start singing along with the artist. As you sing or speak, you will receive instant, color-coded feedback, graded on pronunciation alone (not pitch or tone).

While this cannot be guaranteed, in 5 years, we hope to: (1) exceed $33M in annual revenue, (2) have acquired 2-3 niche language learning apps to transition from a 'learn through song' to 'learn through media' platform, (3) penetrate the enterprise & education (K-12) markets, with a unique offering made for corporate or classroom learners, (4) entertain incoming offers to purchase the company (considering that the right buyer comes along, who will successfully and proudly carry forward the Univoice mission)
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Univoice Corporation was incorporated in the State of Delaware in September 2018.

Since then, we have:

- Core team has 30 yrs in startup experience; early stage employees at 3 startups acquired for ~$1B
- We've raised $335,000 from 7 angel investors nationwide
- We're disrupting the $12B online language learning market with scientifically-backed method of music
- We have exec advisors from Babbel (highest-grossing language app), Spotify, and Pandora on the team
- Version #1 of our product has drawn avg. time / device / day of 6 minutes (industry avg. = 5 mins)
- Rated 4.6/5 on Apple Store & 4.7/5 on Play Store
- We have been nominated for the "Top 50 Tech Innovators & Influencers" award at InterCon 2020
- Online education & gaming are amongst 'Most Thriving' industries post-COVID

Historical Results of Operations

Our company was organized in September 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $43 compared to the year ended December 31, 2018, when the Company had revenues of $0.

- *Assets*. As of December 31, 2019, the Company had total assets of $4,606, including $3,643 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss*. The Company has had a net loss of $439,019 and net loss of $22,584 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities*. The Company's liabilities totaled $114,395 for the fiscal year ended December 31, 2019 and $15,271 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $344,492 in equity and $78,295 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Univoice Corporation cash in hand is $30,000, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $12,500/month, for an average burn rate of $12,500 per month. Our intent is to be profitable in 24 months.

To cover short term operations, we can cut over half of our expenses by limiting product development.

Since the date of our financials, we believe have made significant progress on our product (in the testing environment, not yet live to the public). However, while the effects of COVID-19 have resulted in a general upward trend for the gaming industry, the pandemic may adversely influence buying behaviors. This could mean targets and growth milestones are not met.

We expect to go to go to market in October 2020. We expect needing $50,000 in order to make that happen. Six months after launching, we hope to generate $275,000 in revenues & $700,000 in expenses, over the 6 month term (although that cannot be guaranteed).

For additional capital, we have a $100,000 line of credit, of which we have only expended $25,000. Hence, we have the remaining $75,000 available for use.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-1,020,974%

Gross Margin:
100%

Return on Assets:
-9,531%

Earnings per Share:
-$0.04

Revenue per Employee:
$9

Cash to Assets:
79%

Revenue to Receivables:
~

Debt Ratio:
2,484%

Univoice Reviewed Financials.pdf

Risks

1. Possibility for copyright infringement allegations; to this end, we've indemnified Univoice for any such allegations, in our direct licensing agreements with music content owners

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. Music owners threatening to take down their content from our platform, if we don't increase their % revenue / royalty share (upon expiration of our 3-year licensing agreement); to this end, we're diversifying our music catalogue between many different content owners, such that takedowns from a few owners would have marginal impact

4. Risk of technological unfeasibility - we're breaking new grounds with AI/ML-based development undertakings; in the event that we are unsuccessful in building in-house tools for streamlined operations and increased product precision, we will be forced to rely on 3rd party tools; in addition to inefficiencies this may pose, this approach may become cost-prohibitive, as we scale our user base

5. The 'Big 6' music content owners (Sony, UMG, Columbia, etc.) have proven track record of demanding an unreasonably high royalty % for popular music tracks. Not being able to secure popular music may well diminish the mass appeal for our app; to this end, we are licensing many indie and alternative tracks - precluding the need for top hits only - and we are crafting select license deals with mid-tier owners who are willing to license popular tracks at a lower % share

6. Greg Nicholson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

7 Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

8 While the effects of COVID-19 have resulted in a general upward trend for the gaming industry, the pandemic may adversely influence buying behaviors. This could mean targets and growth milestones are not met.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sami Halabi	CEO @ Univoice Corporation	2018

Officers

OFFICER	TITLE	JOINED
Sami Halabi	CEO	2018
Bryan Riester	Head of Product & Operations	2019
Alvon Dampier	Treasurer	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Sami Halabi	7,225,000 Common Stock	64.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
09/2018	$91,932	Loan
04/2020	$344,492	Priced Round
	$68,253	Priced Round
10/2019	$47,500	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Sami Halabi	09/08/2018	$91,932	$60,795	3.02%		Yes
Mike Halabi	10/21/2019	$47,500	$17,726	1.86%	01/01/2021	Yes

Related Party Transactions

Name	Mike Halabi
Amount Invested	$47,500
Transaction type	Loan
Issued	10/21/2019
Outstanding principal plus interest	$17,726 as of 07/2020
Interest	1.86 per annum
Maturity	01/01/2021
Outstanding	Yes
Current with payments	Yes
Relationship	Father of Founder

Name	Sami Halabi
Amount Invested	$91,932
Transaction type	Loan
Issued	09/08/2018
Outstanding principal plus interest	$60,795 as of 09/2020
Interest	3.02 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Company's Founder and CEO

Use of Funds

$55,000	51% -- Marketing and advertising 30% -- Human capital (2-3 part-time hires) 12.5% -- Operations, IT 6.5% -- Wefunder intermediary fee
$250,000	45% -- Human capital (up to 12 headcount over one year) 35% -- Marketing and advertising 13.5% -- Operations, IT 6.5% -- Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	5,000,000	0	Yes
Common Stock	30,000,000	11,282,762	Yes

The Funding Portal

Univoice is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.